Exhibit 99.118

Consent of Dinara Nussipakynova, P.Geo.

The undersigned hereby consents to the use of their technical report titled "Getchell Project NI 43-101 Technical Report" and dated January 22, 2021 (with an effective date of July 23, 2020), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of i-80 Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Dinara Nussipakynova
Dinara Nussipakynova, P.Geo. of AMC Mining Consultants (Canada) Ltd.

Dated: May 5, 2022